

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Rick Poulton
President and Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza , Suite 2024
Chicago , IL 60654

> **Re: Allscripts Healthcare Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-35547**

Dear Mr. Poulton:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Technology